Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Form 6-K include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

●	our estimates regarding the market opportunity for our services;

●	the impact of government laws and regulations;

●	our ability to recruit and retain qualified personnel;

●	our failure to comply with regulatory guidelines;

●	uncertainty in industry demand;

●	general economic conditions and market conditions in the finance industry;

●	future sales of large blocks or our securities, which may adversely impact our share price; and

●	depth of the trading market in our securities.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. The Company historically engaged in providing loan facilities to individuals, micro, small and medium-sized enterprises (“MSMEs”) and sole proprietors in the Xinjiang province in China. Due to the slowdown of the Chinese economy and policy changes related to loans to MSMEs, the Company has transformed its business from a direct loan business, to a financial, insurance and healthcare related solutions company serving MSMEs in China. The Company also provides health management, asset management, insurance services, healthcare and consumer financing services to the employees of large institutions.

In 2019, the Company acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”), through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collecting services, and financial guarantee services to individuals and MSMEs in China.

In 2020, the Company began and expanded its services in the health industry. The Company plans to provide a variety of health care related services, including health management, health big data management, and health information management based on blockchain technology, innovation insurance, health products and healthcare services. Due to the COVID pandemic, there was a delay in implementing our business expansion plans in this area in early 2021.

Among the Company’s subsidiaries, Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“Lixin Hanghzou”) and Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) are financial service companies, which provide comprehensive financial solutions and services including financial consulting services, consulting services relating to debt collection, management and assessment and financial guarantee services.

Financial Consulting Services

The Company provides financial consulting services to its customers who have financing needs. The Company designs financing plans for its customers, facilitates the financing services between customers and financing providers, and charges a fixed referral fee for its services.

There was no revenue from financial consulting services for the six months ended June 30, 2021 and 2020, respectively.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection to its customers. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and 2) assisting the customers to receive repayment on outstanding debt.

Revenue from financial consulting services relating to debt collection was $330.79 thousand and $629.91 thousand for the six months ended June 30, 2021 and 2020, respectively.

Management and assessment services

The Company commenced its management and assessment services in December 2018. The Company provided management and assessment services during the loan period to its customers who borrowed direct loans from the Company. Since fiscal year 2020, we have not engaged in management and assessment services, other than completing contracts entered into in the prior years, due to the change of our business focus.

Revenue from management and assessment service was $nil and $19.68 thousand for the six months ended June 30, 2021 and 2020, respectively. Revenue for the six months ended June 30, 2020 were mainly for the contracts obtained in 2019 which were recognized during the six months ended June 30, 2020.

Financial guarantee services

The Company’s subsidiary, Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”), which the Company owns 93.4% of the equity, provides financial guarantee services to its customers.

The Company receives financial guarantee commission by providing a financial guarantee service to customers. Pursuant to the financial guarantee service contracts, the Company is obligated to make payments if the customers fail to make payments to financial institutions as scheduled. Accordingly, the financial institutions providing capital to customers and will claim the defaulted amount against the Company if any customer default occurs. The contract amounts reflect the extent of credit losses to which the Company is exposed.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy, the underlying obligors and transaction structures. To minimize credit risk, the Company requires collaterals in the form of cash or pledges of securities or property and equipment.

As part of its financial guarantee services, the Company provides loan guarantees. The customer’s cash deposits or other assets are held as collaterals for the repayment of each loan. As of June 30, 2021, the amount of outstanding loans and related interest that the Company has guaranteed was approximately $48.25 million.

The Company generated financial guarantee commissions of $191.92 thousand and $187.51 thousand for the six months ended June 30, 2021 and 2020, respectively.

Revenue form Interest and fees

Zhejiang Lixin, Lixin Hanghzou, Hangzhou Zeshi and the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd., formerly Ningbo Ding Tai Financial Leasing Co., Limited, provide loans to third parties and charge a fixed rate interest on the loans. The Company recorded interest on third parties loans of $998.83 thousand and $942.26 thousand for the six months ended June 30, 2021 and 2020, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to the Company’s guarantee service customers, generally require the Company, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. The Company records interest received on the restricted cash pledged as revenue. The Company recorded interest on restricted cash of $271.21 thousand and $190.12 thousand for the six months ended June 30, 2021 and 2020, respectively

Healthcare service packages

On December 30, 2019, the Company incorporated Fortis Health Industrial Group Limited (“Fortis Health” or “FHIG”) in Hong Kong. On February 28, 2020, the Company incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, the Company incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

In April 2020, the Company officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic “customized insurance + health management + family doctor + home medical testing” health management service solutions. This platform will enable households and employees of medium to large-sized enterprises to access cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

In July 2020, the Company changed the principal business operations of Ningbo Ding Tai Financial Leasing Co., Ltd. in order to expand and enhance its services in the health industry in Zhejiang Province and renamed it Yifu Health Industry (Ningbo) Co., Ltd.

The Company has established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners.

The Company had initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to a COVID outbreak in Hebei province in early 2021, the project was temporarily suspended. The revenue generated from the health care service was minimal during the six months ended June 30, 2021 and 2020.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations in early March 2020, and the impact of COVID-19 on our operating results and financial performance was not significant for the six months ended June 30, 2021, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Factors Affecting Our Results of Operation

We have a limited operating history of our current businesses. We commenced management and assessment consulting services in December 2018, and acquired financial guarantee and consulting business in late December 2019. We believe our future success depends on our ability to significantly expand financial market and channels, and apply latest technology related to healthcare big data, artificial intelligence and block chain to the combination of medical and healthcare management and insurance. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	our ability to integrate financial guarantee and financial consulting business;

●	our ability to expand financial market and channels, especially in individual financial services: insurance + consumption finance; and

●	our ability to build the insurance technology and health management platform.

In addition, our business requires a significant amount of capital in large part due to needing to continuously grow financial guarantee services, and expand our business in existing markets and to additional markets where we currently do not have operations. We do not know if we will receive the amount of capital needed for our business growth and expansion.

Results of Operations

Revenues

The following table presents our consolidated revenues for our main services for the six months ended June 30, 2021 and 2020, respectively:

	For the Six Months ended June 30,		Variance
	2021 (Unaudited)	2020 (Unaudited)	Amount	%
Consulting services relating to debt collection	$330,788	$629,911	$(299,123)	(47)%
Management and assessment service	-	19,676	(19,676)	(100)%
Healthcare service packages	-	52,319	(52,319)	(100)%
Revenues from services	$330,788	$701,906	$(371,118)	(53)%

Management and assessment services

Revenue from management and assessment services was $nil and $19.68 thousand for the six months ended June 30, 2021 and 2020, respectively. The primary reason of the decrease was that revenue from management and assessment services recorded during the six months ended June 30, 2020 was from the contracts obtained in 2019. In the six months ended June 30, 2021 and 2020, we did not engage in management and assessment services, other than completing contracts entered into in the prior years, due to the change of our business focus.

Consulting services relating to debt collection

Revenue from consulting services relating to debt collection was $330.79 thousand for the six months ended June 30, 2021, a decrease of $299.12 thousand, or 47%, as compared to $629.91 thousand for the same period of last fiscal year, which was mainly due to the negative impact of the COVID pandemic. We had less contracts for debt collection service in the six months ended June 30, 2021.

Revenue from healthcare service packages

Revenue from the health care service packages was $ni1 and $52.32 thousand for the six months ended June 30, 2021 and 2020, respectively. On March 3, 2020, a new wholly-owned subsidiary, Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”), was incorporated under the laws of the PRC. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

Commission and fees on financial guarantee services

Commission and fees on financial guarantee services was $191.92 thousand and $187.51 thousand for the six months ended June 30, 2021 and 2020, respectively, reflecting a small increase for business development.

Provision for financial guarantee services

The provisions for financial guarantee services are related to financial guarantee service business as per the requirement of local government. Provisions for financial guarantee services was $15.59 thousand for the six months ended June 30, 2021, as compared to recovery of provision for financial guarantee services of $38.06 thousand for the same period of last fiscal year.

Interest and fee income

Interest and fee income primarily consisted of interest and fee income generated from loans due from third parties. Interest and fee income was $1.27 million, an increase of $0.14 million, or 12.16% for six months ended June 30, 2021 as compared to $1.13 million for the same period of 2020. The increase was mainly due to an increase of $0.06 million in interest income from loans due from third parties and an increase of $0.08 million in interest income on deposits with banks.

Operating expenses

Operating expenses decreased by $0.33 million, or 14%, to $2.11 million for the six months ended June 30, 2021, as compared to $2.44 million for the same period of last fiscal year. The decrease in operating expenses was primarily attributable to a decrease of $0.32 million in other operating expenses and a decrease of $0.03 million in salaries and employee surcharges, which was partially offset by an increase of $0.02 million in fair value of the warrant liabilities during the six months ended June 30, 2021 as compared to the same period of last fiscal year. The decrease of $0.32 million in other operating expenses were mainly due to a decrease in general and administrative expenses for the six months ended June 30, 2021 as compared to the same period of last fiscal year. The decrease in general and administrative expenses was mainly attributable to the lower payroll and staff related expenses as a result of our cost control strategies. The gain from the fair value change in warrant liabilities was $27.73 thousand during the six months ended June 30, 2021, as compared to $2.63 thousand for the same period of last fiscal year.

Other Expenses (income), Net

Other expenses increased by $153.05 thousand to $144.51 thousand for the six months ended June 30, 2021 as compared to other income of $8.54 thousand for the same period of last fiscal year 2020. The increase in other expenses for the six months ended June 30, 2021 was mainly due to an increase of $144.98 thousand in finance cost.

Income/loss from Operations

Loss from operations was $473.47 thousand for the six months ended June 30, 2021, an increase of $55.35 thousand, compared to $418.11 thousand for the same period of fiscal year 2020.

Income tax benefit

Income tax benefit was $13.07 thousand for the six months ended June 30, 2021, a decrease of $579.45 thousand as compared with of $592.52 thousand for the same period of last fiscal year, mainly due to a decrease in deferred income tax recovery.

Noncontrolling Interest

As of June 30, 2021, we held a 93.3994% interest in Zhejiang Jingyuxin. The share of net loss from the subsidiaries by the noncontrolling interest for the six months ended June 30, 2021 was $67.03 thousand, a decrease of $353.64 thousand, compared to $420.67 thousand for the same period of the previous fiscal year, as the result of a decrease in net loss generated by Zhejiang Jingyuxin as compared to the same period in the previous fiscal year.

Net loss

As a result of the foregoing, we had a net loss of $527.43 thousand for the six months ended June 30, 2021, as compared to $246.26 thousand for the same period of last fiscal year.

Liquidity and Capital Resources

Our total assets decreased by $2.86 million to $64.84 million compared to $67.70 million as of December 31, 2020. The decrease in total assets was primarily due to a decrease in cash and cash equivalent of $2.67 million, a decrease in accounts receivables of $1.43 million and a decrease in other current assets of $3.43 million, which was partially offset by an increase in restricted cash of $5.06 million.

Cash and cash equivalents were $2.26 million as at June 30, 2021, reflecting a decrease of $2.67 million from $4.93 million as at December 31, 2020, primarily because of the repayment of bank loan of $2.94 million during the six months ended June 30, 2021. Restricted cash in banks and other financial institutions increase by $5.06 million, from $25.87 million as of December 31, 2020 to $30.93 million as of June 30, 2021.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. Our working capital was $49.23 million as of June 30, 2021, an increase of $0.56 million, as compared to $48.67 million as of December 31, 2020, mainly due to a decrease in current liabilities during the six months ended June 30, 2021.

The Company plans to fund its operations through revenue generated from its revenue streams of management and assessment services, financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholder. Management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The impacts of COVID-19 may cause lockdowns, quarantines, travel restrictions, and closures of businesses and schools. As a result, the Company may experience delays of outstanding receivables from customers and limited access to cash to expand its operations. The extent to which the coronavirus impacts the Company’s operation results for the future periods will depend on certain future developments, including the duration of the COVID-19 pandemic, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in the Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividends as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

Net cash provided by operating activities was $8.22 million for the six months ended June 30, 2021, an increase of $7.96 million from $0.26 million for the same period of last fiscal year, the increase was mainly due to an increase in cash inflow from changes in operating assets and liabilities.

Net cash used in investing activities was $3.44 million for the six months ended June 20, 2021, as compared to $10.03 million for the same period of the last fiscal year. The decrease in cash outflow was primarily due to a decrease in payment to loans to third parties.

Net cash used in financing activities for the six months ended June 30, 2021, was $2.96 million, representing an increase of $2.85 million, as compared to $0.11 million during the six months ended June 30, 2020. The increase in cash outflow was mainly attributable to an increase in repayment of bank loans and lease liabilities.

Off Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

As of June 30, 2021 and 2020, there were no off-balance sheet arrangements.